

September 21, 2010

Mr. Steve Johns
Chief Executive Officer
Interactive Systems Worldwide Inc.
3363 Corte del Cruce
Carlsbad, CA 92009

> **Re: Interactive Systems Worldwide Inc.**
> **Form 8-K**
> **Filed September 17, 2010**
> **File No. 000-21831**

Dear Mr. Johns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please revise your Form 8-K to state whether EisnerAmper LLP ("EisnerAmper") resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "was notified that the client-auditor relationship … has ceased", as that wording is unclear to a reader.

2.   We note your disclosure regarding disagreements and reportable events in the second paragraph under Item 4.01 refers to Eisner LLP ("Eisner"). We further note that beginning on August 16, 2010 through September 15, 2010 your auditors were EisnerAmper. Therefore your disclosure regarding disagreements and reportable events as required by Items 304(a)(1)(iv) and (v) of Regulation S-K should reference Eisner for the two most recent fiscal years through August 16, 2010 and EisnerAmper for the period

from August 16, 2010 through September 15, 2010. Please amend your Form 8-K accordingly.

3.   We note that the last paragraph under Item 4.01 refers to "Amper". Please describe your relationship with Amper and why they are referenced in this paragraph. Revise your disclosure as appropriate.

4.   Given the issue discussed in comment 2 above, include Exhibit 16 letters from each of Eisner and EisnerAmper referencing the revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

Jaime G. John
Staff Accountant